Exhibit 3.1
CERTIFICATE OF AMENDMENT
TO THE
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
BLUELINX HOLDINGS INC.
____________________
Pursuant to Section 242 of
the General Corporation Law of the
State of Delaware
____________________

BLUELINX HOLDINGS INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:
FIRST: Upon the filing and effectiveness (the “Effective Time”) pursuant to the General Corporation Law of the State of Delaware (the “DGCL”) of this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Corporation, as amended, each ten (10) shares of the Corporation’s Common Stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No certificates representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation’s transfer agent in lieu of such fractional share interests, upon receipt by the Corporation’s transfer agent of the stockholder’s properly completed and duly executed transmittal letter and, where shares are held in certificated form, the surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to the fair market value of such fractional share interests based on the closing price per share of Common Stock on the principal market on which the Common Stock trades on the trading day immediately preceding the Effective Time. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.
SECOND: Upon the Effective Time, paragraph (A) of Article FOURTH of the Corporation’s Second Amended and Restated Certificate of Incorporation, as amended, is hereby amended to read in its entirety as set forth below:
“A. Authorized Capital Stock: The total number of shares of all classes of stock which the Corporation shall have authority to issue is fifty million (50,000,000) shares, consisting of: (i) twenty million (20,000,000) shares of common stock, par value one cent ($0.01) per share (the “Common Stock”), and (ii) thirty million (30,000,000) shares of preferred stock, par value one cent ($0.01) per share (the “Preferred Stock”).”
THIRD: This Certificate of Amendment shall become effective as of June 13, 2016 at 4:15 p.m.
FOURTH: This Certificate of Amendment was duly adopted in accordance with Section 242 of the DGCL. The Board of Directors duly adopted resolutions setting forth and declaring advisable this Certificate of Amendment and directed that the proposed amendment be considered by the stockholders of the Corporation. A meeting of stockholders was duly called upon notice in accordance with Section 222 of the DGCL and held on May 19, 2016, at which meeting the necessary number of shares were voted in favor of the proposed amendment. The stockholders of the Corporation duly adopted this Certificate of Amendment.
IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed in its corporate name as of the 13th day of June, 2016.

BLUELINX HOLDINGS INC.
By: /s/ Shyam K. Reddy
Name: Shyam K. Reddy
Title: Senior Vice President, General Counsel, and Corporate Secretary